Eagle Bulk Shipping Inc. Acquires a Modern Ultramax and Sells Two 18-Year Old Supramaxes
Vessel Transactions Improve Fleet Makeup and Decrease the Average Age

STAMFORD, Conn., January 23, 2019 (GLOBE NEWSWIRE) -- Eagle Bulk Shipping Inc. (NASDAQ: EGLE) (“Eagle” or the “Company”) announced today that it has purchased a high-specification 2015-built SDARI-64 Ultramax bulkcarrier for a purchase price of USD 20.4 million. The ship, which has been renamed the M/V Cape Town Eagle, was constructed at Cosco Zhoushan Shipyard Co. Ltd, and is of the same design as the M/V Hamburg Eagle and M/V Singapore Eagle. The M/V Cape Town Eagle has been acquired with an existing time charter that has a remaining term of approximately one year at a variable gross rate of 106% of the Baltic Supramax Index with a floor rate of USD 11,400 per day.
Separately, and as part of the Company’s ongoing fleet renewal program, Eagle announced it has sold the M/V Condor and M/V Merlin, both 2001-built 50,000 deadweight ton vessels, for an aggregate gross price of USD 13.2 million. Both sales were concluded in advance of vessels’ statutory drydocks, which would have included the installation of ballast water treatment systems, resulting in total CAPEX savings of over USD 2 million.
After the delivery of the M/V Cape Town Eagle and sale of the two vessels, the Company’s fleet will consist of 46 ships, including 14 Ultramax drybulk vessels acquired over the last 24 months.
Finally, the Company announced that is has declared the three remaining options it held for exhaust gas cleaning systems, or scrubbers, bringing the total on order to 37 units.

About Eagle Bulk Shipping Inc.
Eagle Bulk Shipping Inc. is a Marshall Islands corporation headquartered in Stamford, Connecticut. Eagle Bulk owns one of the largest fleets of Supramax/Ultramax dry bulk vessels in the world. Supramax/ Ultramax vessels, which are fitted with on-board cranes, range in size from approximately 50,000 to 65,000 dwt. The Company transports a broad range of major and minor bulk cargoes, including but not limited to coal, grain, ore, pet coke, cement and fertilizer, along worldwide shipping routes.
For further information, please visit our website: www.eagleships.com.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect management's current expectations and observations with respect to future events and financial performance. Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, the Company's forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Furthermore, there can be no assurance that the syndication of the Facility will be successful or that the Facility will be obtained on the terms described above or ultimately entered into. The Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Company Contact:
Frank De Costanzo
Chief Financial Officer
Eagle Bulk Shipping, Inc.
Tel. +1 203-276-8100
Email: investor@eagleships.com

Media Contact:
Rose & Company
Tel. +1 212-359-2228